

# Hans Seezen

CPA

Greater Nashville Area, TN

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Asgard Brewing Co, Inc

See contact info

233 connections

## Experience

**CFO (Contract)**
Asgard Brewing Co, Inc
2017 – Present · 1 yr
Columbia TN

**CFO**
Aerowall Dynamics
Mar 2016 – Present · 2 yrs 6 mos

**CFO**
Integrated Healing Technologies
Sep 2013 – 2016 · 3 yrs


**Semi Retired**
Right At Home
Jul 2010 – Jul 2010 · 1 mo
Sold Right At Home Nashville office.

## Skills & Endorsements

**Accounting** · 11
**Chris Seezen and 10 connections** have given endorsements for this skill

**Strategic Planning** · 10
Endorsed by **Gary Ferguson, who is highly skilled at this**

**Mergers & Acquisitions** · 10
Endorsed by **10 connections**

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